Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release PRESS RELEASE DATED AUGUST 13, 2008	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: August 18, 2008

3

WuXi PharmaTech

Announces Second Quarter 2008 Results

SHANGHAI, CHINA — August 13, 2008 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced its selected unaudited financial results for the second quarter ended June 30, 2008.

Highlights for Second Quarter 2008:

•	Total net revenues increased 134% to $70.8 million in the second quarter 2008 from $30.2 million in the second quarter 2007.

•	Non-GAAP operating income increased 90% to $17.0 million in the second quarter 2008 from $8.9 million in the second quarter 2007; Second quarter 2008 GAAP operating income was $7.7 million.

•	Non-GAAP net income increased 81% to $15.5 million in the second quarter 2008 from $8.6 million in the second quarter 2007; Second quarter 2008 GAAP net income was $8.5 million.

•	Second quarter 2008 non-GAAP diluted earnings per ADS were $0.21, compared to $0.13 in the second quarter 2007; Second quarter 2008 GAAP diluted earnings per ADS were $0.12.

Numbers presented on a non-GAAP basis exclude share-based compensation expenses, amortization of acquired intangible assets and deferred tax impact on acquired intangible assets. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of Non-GAAP Financial Measures.”

Commenting on the second quarter 2008 results, Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech said, “Despite a softening global economy, the global trend in R&D outsourcing continues to fuel our business, enabling us to more than double our revenue from the second quarter 2007. We remain agile to meet and anticipate customer needs, expanding and evolving our services to enable integrated total solutions to a broader pharmaceutical, biotechnology and medical device customer base.”

“During this quarter, WuXi continued to build on its strong base in lab services business while capturing growth from its research manufacturing business in China. In addition, our efforts to build a world class manufacturing operation are paying off, with this segment demonstrating 400% growth from second quarter one year ago,” said Dr. Li. “We are confident that the thesis underlying our acquisition of AppTec remains intact as we are committed to our long-term vision of being the partner of choice to our customers, offering services along the continuum of drug discovery and product development to help our partners improve the success of discovery and shorten the time of development.” Finally, Dr. Li shared that “We recently added a number of seasoned senior executives to complement the management team who will help further drive long-term growth on multiple fronts.”

Benson Tsang, Chief Financial Officer of WuXi PharmaTech continued, “Underlying our revenue growth in the second quarter 2008 is the continued success of our core laboratory services. The lab services business maintains a 50% non-GAAP gross margin, which remains in line with past performance despite macro-economic challenges.” Mr. Tsang also reported, “Our GAAP net income this quarter reflected $5.9 million non-cash expenses related to the amortization of acquired intangible assets from the AppTec acquisition.”

Second Quarter 2008 Unaudited Financial Results

Net Revenues. Net revenues for the second quarter 2008 were $70.8 million, representing a year-over-year increase of 134% from $30.2 million in the second quarter 2007.

Net revenues from laboratory services increased 80% to $45.2 million in the second quarter 2008 from $25.1 million in the second quarter 2007. Net revenues from manufacturing services increased 400% to $25.6 million in the second quarter 2008 from $5.1 million in the second quarter 2007.

Gross Profit and Gross Margins. On a non-GAAP basis, gross profit for the second quarter 2008 was $28.6 million, up 84% from the second quarter 2007. Our overall non-GAAP gross margin was 40%, laboratory service non-GAAP gross margin was 50% and manufacturing non-GAAP gross margin was 24%. GAAP gross profit for the second quarter 2008 was $22.1 million and overall GAAP gross margin was 31%, laboratory service GAAP gross margin was 39% and manufacturing GAAP gross margin was 17%.

Operating Expenses. Non-GAAP operating expenses increased 75% to $11.6 million in the second quarter 2008 from $6.6 million in the second quarter 2007. Non-GAAP operating expenses as a percentage of total net revenues decreased to 16% in the second quarter 2008 from 22% over the same period last year. GAAP operating expenses increased 85% to $14.4 million in the second quarter 2008 from $7.8 million in the second quarter 2007. GAAP operating expenses as a percentage of total net revenues decreased to 20% in the second quarter 2008 from 26% over the same period last year.

Operating Income and Operating Margin. Non-GAAP operating income was $17.0 million in the second quarter 2008, a 90% increase from $8.9 million in the second quarter 2007. Non-GAAP operating margin was 24% in the second quarter 2008, down from 30% in the second quarter 2007. GAAP operating income for the second quarter 2008 was $7.7 million. GAAP operating margin was 11% in the second quarter 2008, down from 25% in the second quarter 2007 primarily due to amortization of acquired intangible assets.

Other Income (expenses), net. Other losses of $2.3 million were primarily caused by the unrealized mark-to-market accounting losses from our forward currency contracts.

Net Income. Non-GAAP net income for the second quarter 2008 grew 81% to $15.5 million, compared to the non-GAAP net income of $8.6 million in the second quarter 2007. Non-GAAP net profit margin was 22% in the second quarter 2008. GAAP net income for the second quarter 2008 increased 19% to $8.5 million from $7.1 million for the second quarter 2007. GAAP net profit margin was 12% in the second quarter 2008. Non-GAAP diluted earnings per ADS were $0.21 compared to $0.13 in the second quarter 2007. GAAP diluted earnings per ADS were $0.12 in the second quarter 2008 compared to $0.11 in the second quarter 2007.

2008 Guidance

We maintain our 2008 annual consolidated net revenues guidance in the range from $280 million to $300 million.

Conference Call

Following the earnings announcement, WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on Thursday, August 14, 2008 to discuss its 2008 second quarter financial results and recent business activities. The conference call may be accessed by calling (US) +1 913-981-5522 or +1 800-289-0528 / (HK) 800-965-503 / (China, Northern Region) 10-800-714-0970/ (China, Southern Region) 10-800-140-0945 / (UK) 0-800-051-7166. A telephone replay will be available shortly after the call until September 14, 2008 at (US) 888-203-1112/ (HK) 800-901-108 / (China, Southern Region) 10-800-140-1178 / (China, Northern Region) +1-719-457-0820 / (UK) +0808-101-1153. Passcode: 2740550.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at www.wuxipharmatech.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. For more information, please visit: www.wuxipharmatech.com.

Use of Non-GAAP Financial Measures

We have provided the second quarter 2007 and 2008 net income, gross profit, operating expenses, operating income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization of acquired intangible assets and deferred tax impact on acquired intangible assets. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis going forward.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our anticipated net revenues for 2008; the favorable global trend in R&D outsourcing; our expected ability to continue to grow our revenues, despite a softening global economy, by meeting customer needs, expanding and evolving our services to serve as an integrated total solutions to broadening customer base and helping our partners improve the success of drug discovery and shorten the time of development; potential near-term lumpiness in our biologics business due to smaller clients issues with their cell line performance and funding pressures potentially offset by large pharmaceutical customer interest in biologics testing and manufacturing services in China — a capability we are moving to provide; and the ability of recent management additions to help drive company growth.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For example, a softening global economy may adversely impact our business and R&D outsourcing trends; our smaller biologics clients may continue to face cell line performance and funding difficulties for longer than anticipated. We may be unable to successfully expand our capabilities to meet client needs (including offering biologics testing and manufacturing in China) In addition other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated and pro forma financial statements and notes thereto included in our 2007 Annual Report on

Form 20-F filed with available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our 2007 Annual Report on Form 20-F. Our actual results of operations for the second quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contact:

Investor Contact:	Investor Relations (US):
Dr. Hai Mi, Vice President,	Mahmoud Siddig, Director
Corporate Communications	Taylor Rafferty
WuXi PharmaTech (Cayman) Inc.	Tel: +1 (212) 889-4350
Tel: +86 (21) 5046-3726	Email: pharmatechs@taylor-rafferty.com
Email: ir@pharmatechs.com	www.taylor-rafferty.com
www.wuxipharmatech.com

Investor Relations (HK):	Media Contact:
Ruby Yim, Managing Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
Tel: +852 3196 3712	Tel: +1 (212) 889-4350
Email: pharmatechs@taylor-rafferty.com	Email: pharmatechs@taylor-rafferty.com
www.taylor-rafferty.com	www.taylor-rafferty.com

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars, except ordinary share, ADS and par value data)

	June 30, 2008	December 31, 2007
Assets:
Current assets:
Cash and cash equivalents	46,863	213,585
Restricted cash	8,980	5,526
Short-term investment	13,121	—
Accounts receivable, net	45,080	18,199
Inventories	15,283	13,352
Prepaid expenses and other current assets	12,775	11,215

Total current assets	142,102	261,877
Non-current assets:
Goodwill	102,255	—
Property, plant and equipment, net	138,874	73,634
Intangible assets, net	41,495	921
Land use rights, net	5,424	5,160
Other non-current assets	2,503	2,183

Total non-current assets	290,551	81,898

Total assets	432,653	343,775

Liabilities and shareholders’ equity:
Current liabilities:
Short-term bank borrowings, current	6,754	—
Accounts payable	17,815	7,216
Accrued expenses	11,412	12,279
Deferred revenue	7,599	19,706
Advanced subsidies	2,106	1,077
Other taxes payable	7,454	4,060
Other current liabilities	376	1,233

Total current liabilities	53,516	45,571
Non-current liabilities:
Long-term debt, excluding current portion	9,251	4,108
Advanced subsidies	2,284	1,529
Convertible notes	35,864	40,988
Deferred tax liabilities	17,320	181
Other non-current liabilities	3,329	—

Total non-current liabilities	68,048	46,806

Total liabilities	121,564	92,377

Shareholders’ equity:
Ordinary shares (Note 1), ($0.02 par value, 5,002,500,000 authorized 504,720,078 and 492,226,776 issued and outstanding as of June 30, 2008 and December 31, 2007, respectively)	10,094	9,845
Additional paid-in capital	317,588	291,020
Accumulated deficit	(34,921)	(57,302)
Accumulated other comprehensive income	18,328	7,835

Total shareholders’ equity	311,089	251,398

Total liabilities and shareholders’ equity	432,653	343,775

Note 1: Eight (8) ordinary shares are equal to one (1) ADS

WUXI PHARMATECH (CAYMAN) INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(In thousands of U.S. dollars, except share data and per share data)

(UNAUDITED)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007	%	2008	2007	%
Net revenues:
Laboratory services	45,221	25,119	80%	83,664	46,795	79%
Manufacturing services	25,616	5,124	400%	44,233	17,267	156%

Total net revenues	70,837	30,243	134%	127,897	64,062	100%

Cost of revenues:
Laboratory services	(27,573)	(11,775)		(47,096)	(22,656)
Manufacturing services	(21,175)	(3,193)		(34,445)	(10,460)

Total cost of revenues	(48,748)	(14,968)		(81,541)	(33,116)

Gross Profit	22,089	15,275	45%	46,356	30,946	50%

Operating expenses:
Selling and marketing expenses	(1,952)	(477)	309%	(3,359)	(1,215)	176%
General and administrative expenses	(12,412)	(7,294)	70%	(23,610)	(16,384)	44%

Total operating expenses	(14,364)	(7,771)	85%	(26,969)	(17,599)	53%

Operating income	7,725	7,504	3%	19,387	13,347	45%

Other income (expenses), net:
Other income (expenses), net	(2,281)	11		527	851
Interest income (expenses), net	(21)	(116)		495	(745)

Total other income (expenses), net	(2,302)	(105)		1,022	106

Income before income taxes	5,423	7,399	(27)%	20,409	13,453	52%

Income taxes	3,097	(251)		1,972	(329)

Net income	8,520	7,148	19%	22,381	13,124	71%

Amount attributed to:
Deemed dividend on issuance and repurchase of preference shares	—	—		—	(7,612)
Amounts allocated to preference shares for participating rights to dividends	—	(3,904)		—	(2,856)

Income attributable to holders of ADS (Note 2):
Basic	8,520	3,244		22,381	2,656

Diluted	8,520	3,244		22,381	2,656

Basic earnings per ADS (Note 2)	0.14	0.14		0.36	0.11
Diluted earnings per ADS (Note 2)	0.12	0.11		0.31	0.09

Weighted average ADS outstanding — basic (Note 2)	62,588,246	22,487,681		62,241,856	23,873,225
Weighted average ADS outstanding — diluted (Note 2)	72,949,790	29,324,338		72,731,304	30,452,998

Note 2 : One (1) ADS equals eight (8) ordinary shares

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in thousands of U.S. Dollars, except share data and par value data)

	Three Months Ended June 30			Six Months Ended June 30,
	2008	2007	%	2008	2007	%
Non-GAAP Reconciliation

GAAP gross profit	22,089	15,275	45%	46,356	30,946	50%
GAAP gross margin	31%	51%		36%	48%
Adjustments:
Share-based compensation	645	290		1,343	1,410
Amortization of acquired intangible assets	5,863	—		6,583	—
Non-GAAP gross profit	28,597	15,565	84%	54,282	32,356	68%
Non-GAAP gross margin	40%	51%		42%	51%

GAAP operating income	7,725	7,504	3%	19,387	13,347	45%
GAAP operating margin	11%	25%		15%	21%
Adjustments:
Share-based compensation	3,419	1,434		6,397	4,786
Amortization of acquired intangible assets	5,863	—		6,583	—
Non-GAAP operating income	17,007	8,938	90%	32,367	18,133	78%
Non-GAAP operating margin	24%	30%		25%	28%

GAAP Net income	8,520	7,148	19%	22,381	13,124	71%
GAAP Net margin	12%	24%		17%	20%

Adjustments:
Share-based compensation	3,419	1,434		6,397	4,786
Amortization of acquired intangible assets	5,863	—		6,583	—
Deferred tax impact related to acquired intangible assets	(2,298)	—		(2,580)	—
Non-GAAP Net income	15,504	8,582	81%	32,781	17,910	83%
Non-GAAP Net margin	22%	28%		26%	28%

Income attributable to holders of ADS (Non- GAAP):
Basic	15,504	3,895		32,781	4,962
Diluted	15,504	3,895		32,781	4,962

Basic earnings per ADS (Non-GAAP)	0.25	0.17		0.53	0.21
Diluted earnings per ADS (Non-GAAP)	0.21	0.13		0.45	0.16

Weighted average ADS outstanding — basic	62,588,246	22,487,681		62,241,856	23,873,225
Weighted average ADS outstanding — diluted	72,949,790	29,324,338		72,731,304	30,452,998